UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
Atsign Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
July 11, 2019

Physical address of issuer
1900 Camden Ave Suite 101 San Jose CA 95124

Website of issuer
https://atsign.com

Current number of employees
5

Filer EDGAR CIK
0001961439

Filer EDGAR CCC
4k#lTHCFv

Filer EDGAR Password
nhXoUVKKrH@2

Filer EDGAR PMAC
adbyc@r7

Submission Contact Person Information

>*Name*
>Sherrill Saxer

>*Phone Number*
>(925) 270-8733

>*Email Address*
>sherrill@atsign.com

>*Notification Email Address*
>barbara@atsign.com

Signatories

>*Name*
>Barbara Tallent

>*Signature*

>*Title*
>CEO

>*Email*
>barbara@atsign.com

>*Date*
>April 28, 2023